Virobay, Inc.

1360 Willow Road, Suite 100

Menlo Park, CA 94025

October 31, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virobay, Inc.
Registration Statement on Form S-1
File No. 333-198672
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Virobay, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-198672), together with all exhibits and amendments thereto (the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Sally A. Kay at Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304, telephone number (650) 843-5582 - facsimile number (650) 849-7400 – email skay@cooley.com.

Thank you for your assistance with this matter.

Sincerely,
VIROBAY, INC.
By:	/s/ James H. Welch
James H. Welch,
Chief Financial and Accounting Officer

cc:	Sally A. Kay, Esq.
cc:	Mark B. Weeks, Esq.